NEWS RELEASE

Guanacevi Process Plant Receives Top Marks From Engineering Audit;
Replacement Value Estimated to be US $19.4 Million;
Potential to Substantially Expand Plant Output

March 2, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces the Guanacevi process plant has received top marks for its operations in a recently completed engineering audit.

Summit Valley Equipment and Engineering Inc., a widely recognized expert in process plant evaluations and operations, was commissioned to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant operations. Summit Valley commented that the plant is clean and well maintained; the equipment is all brand name, the work force is well trained, very stable and morale is high.

The Guanacevi process plant was built initially in the 1970’s by the Mexican government as a custom flotation circuit to service the many small silver mines then operating in the Guanacevi district. It was partly refurbished and expanded in the 1980’s, then sold in 1992 to Metalurgica Guanacevi SA de CV (“MG”) who completed construction of a cyanide leach circuit.

Given the plant is a fully permitted, operating facility complete with land ownership, townsite and all related infrastructure, its replacement value is estimated at US $19.4 million. Endeavour has acquired a 51% interest in the Guanacevi process plant for US $1.7 million and holds an option to acquire the remaining 49% interest for US $2.3 million.

In February, the plant averaged 220 tpd, a substantial increase over one year ago but well below its design capacity. Only the leach circuit was in use because it gives higher silver recoveries and higher payable silver from the North Porvenir and other stockpiled ores compared to flotation. Because there are two distinct circuits in the plant, the overall plant capacity depends on the different ore types being processed. Summit Valley identified the capacities of each circuit as follows:

1)	Crushing - 1000 to 1200 tpd for 3/8” and 5/8” crush sizes.

2)	Grinding - 520 tpd at 90% availability and 80% passing 200 mesh grind size.

3)	Leaching - 960 tpd.

4)	Precipitation - 400 tpd producing a high grade silver precipitate for shipping to the smelter or pouring dore bars.

5)	Bulk flotation - 400 tpd, producing a medium grade concentrate for shipping to the smelter.

6)	Selective flotation - 200 tpd, producing a high grade zinc con and a high grade lead-silver con for shipping to the smelter.

7)	Tailings Re-treatment - 160 tpd, pumping old oxidized tailings back into the leach circuit.

Suite#800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

Because the North Porvenir ores are readily leachable, with 88% silver recoveries and 98.5% payable silver in precipitate, an initial increase in plant throughput to 520 tpd in the leach circuit alone is recommended. Several minor bottlenecks will need to be addressed in order for the plant to operate at this rate.

A second increase to 960 tpd in the leach circuit will require either an expansion of the tailings retreatment system or the addition of another ball mill, which would require a doubling of the coarse and fine ore bins and an expansion of the precipitation circuit. The existing ball mills could then also be utilized to service the flotation circuits, which can be readily expanded to 520 tpd, giving the Guanacevi process plant an overall capacity of up to +1400 tpd, depending on the ore types to be processed.

Milling costs are currently averaging around US $19 per tonne ($1.36 per oz silver produced) for ore leaching and US $9 per tonne ($4.29 per oz silver produced) for tailings re-treatment. At 520 tpd, these costs should come down substantially.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR